FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

COMMUNICATION OF RELEVANT INFORMATION

According to the quarterly financial information issued today by Promotora de Informaciones, S.A. (PRISA), the Company confirms that, in the framework of the refinancing of PRISA, and as a result of the agreement between Timon, PRISA referral partner and MR. Martin Franklin and Mr. Nicolas Berggruen to convert 75,000,000 warrants, amounting to Euro 150,000,000, in Class A Shares, PRISA presented today to its banks creditors a proposal to restructure its debt.

The purpose of said proposal is to extend the maturity of the Syndicated and the Bridge loans signed by PRISA with its financial institutions, depending on the achievement of certain milestones, and the deleverage of the Company.

Madrid, October 24th, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

October 24, 2011	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

Quarterly Results

3Q 2011

October 24th, 2011

PRISA HAS ACHIEVED IN THE FIRST 3 QUARTERS OF 2011 REVENUES OF 2,038.52 MILLION EUROS AND AN EBITDA OF 379.69 MILLION

These figures adjusted for nonrecurring items reflect a 1.9% growth in EBITDA
All businesses in Q3 show a strong operating performance

- **Pay TV** continued to improve all its key performance indicators, and obtained an EBITDA of 148.19 million Euros, reflecting an increase, adjusted for nonrecurring items, of 6.9%.

- **Santillana** increased its total revenues by 10.3%, reflecting the strong performance of the Education Campaigns in all the countries where it is present.

- **Advertising revenues** reached 443.69 million Euros, reflecting an improvement in Q3 vs the first half of the year.

- In **Latin America**, revenues grew by 14.1% and already account for 22% of the Group-wide total.

- The Group´s **Digital** activity increased operating revenues by 6.8% and the average number of unique users of the Group's sites has increased by 28.6% year on year.

- The **efficiency plan** announced continues its course in all business lines as planned.

- Prisa's shareholders, TIMON S.A., Nicolas Berggruen and Martin Franklin, have stated their intention to **exercise 75 million warrants**, for a total amount of 150 million Euros.

- The company is presenting a refinancing proposal to the banks which includes, as key element, the partial exercise of warrants.

Madrid (24th October, 2011). Grupo PRISA (hereafter "PRISA" or the "Company") (NYSE: PRIS), the world's leading group in Spanish- and Portuguese-speaking markets in the fields of education, information and entertainment, today announced its financial and operational results for the first nine months of 2011. In the period, the Group achieved revenues of 2,038.52 million Euros and an EBITDA of 379.69 million euros (+1.9% growth ex non recurrent items).

The Chairman of the Executive committee of the Board and CEO Juan Luis Cebrián declared: "In an adverse macro environment, the results of the first nine months of 2011 continue to reflect the strong operating performance of our businesses. The growth in our Education activities, both in Spain and in Latin America, together with the improved operating indicators of pay-TV, and a strong cost cutting effort, have partly mitigated the bad performance of the advertising market, which are undergoing a very difficult time"

"Following the announcement of the agreement with the core shareholder to exercise 75,000,000 warrants, which will imply the entry of 150,000,000 Euros in cash, our priority today is to close the refinancing process with the banks, which we expect will succeed in the short term".

9M 2011 highlights

- Market conditions remain stable in all business areas except advertising and general publishing (Ediciones Generales), which are still being affected by negative macroeconomic conditions, especially in Spain and Portugal.

- In the **Audiovisual division**, revenue totaled 930.39 million Euros, and adjusted EBITDA totaled 189.34 million euros. Adjusted EBITDA margins increased by almost 3 percentage points to 20.6%. At the end of Q3, pay TV had 1.83 million subscribers, of which 57,486 correspond to wholesale distribution and DTT. Net adds of DTH subscribers performed well reaching 7,040 in Q3, compared with -20.788 in Q3 2010. Churn rate continued to decrease to 13.5%. Subscribers to iPlus and Multi+ services rose almost by 50% YTD.

- Revenue in the **Education division** was 548.84 million Euros, up 15.5% in LatAm thanks to strong campaign performance (particularly in Brazil where revenues grew 21.1%) and the strong Education campaign in Spain, where revenues grew 11.6%. Adjusted EBITDA reached 167.12 million euros, a 4.0% improvement over the first 9 months in 2010, with a slight reduction in margins (from 32.3% to 30.4%).

- Revenue in the **Radio division** stood at 269.48 million Euros, down 6.3% year on year, with Radio in Spain down 5.9% and International radio up 8.8%. Adjusted EBITDA totaled 60.01 million euros (-11.7%) and the adjusted EBITDA margin was 22.3%.

- Revenue in **Press** was 293.06 million Euros, down by 4.7% from last year. Adjusted EBITDA totaled 36.80 million Euros, a 17.3% improvement over the same period last year, with an improvement of 2.4 pps in margin to 12.6%.

- The **Digital division** achieved a monthly average of 63.3 million unique users in the first half, a 28.6% increase compared to the same period last year, thanks to strong growth recorded by As.com, El Pais.com and Cinco Días.com.

- **Advertising revenue** totaled 443.69 million Euros, down 7.2% from the same period the previous year (-7.8% in H1).

Consolidated earnings

The comparison of Q3 earnings is affected by the fact that Cuatro ceased to be part of the **consolidation in 2011 and by extraordinary items recorded under revenue and expenses** in the same period both in 2011 and 2010. Therefore, to conduct a homogeneous comparison, we are presenting a pro forma profit and loss account showing the 2010 earnings of Cuatro as a discontinuing operation and we adjust the extraordinary items:

	JANUARY - SEPTEMBER PROFORMA			JULY- SEPTEMBER PROFORMA		
€ Million	2011	2010	Chg.%	2011	2010	Chg.%
Operating Revenues	2.038,52	2.088,05	(2,4)	687,75	679,09	1,3
EBITDA	379,69	474,26	(19,9)	159,49	170,59	(6,5)
EBIT	210,66	307,49	(31,5)	93,43	99,65	(6,2)
Net financial result	(133,65)	(112,43)	(18,9)	(53,82)	(26,42)	(103,7)
Interest on debt	(91,43)	(90,60)	(0,9)	(33,33)	(31,20)	(6,8)
Other financial results	(42,23)	(21,83)	(93,5)	(20,49)	4,78	-
Result from associates	4,37	(5,05)	186,5	(0,68)	(1,62)	57,8
Profit before tax	81,38	190,01	(57,2)	38,93	71,61	(45,6)
Income tax expense	(13,93)	(58,27)	76,1	(13,46)	(25,56)	47,4
Results from discontinued activities	(1,03)	(16,09)	93,6	1,10	(8,32)	113,2
Minority interest	(48,49)	(24,14)	(100,9)	(19,74)	(7,08)	(178,8)
Net profit	17,93	91,53	(80,4)	6,83	30,65	(77,7)
EBITDA Margin	18,6%	22,7%		23,2%	25,1%	
EBIT Margin	10,3%	14,7%		13,6%	14,7%	
One-offs in operating revenues**	12,29	41,26		12,29	-	
Mediapro sentence	-	33,00		-	-	
Others	12,29	8,26		12,29	-	
One-offs in operating expenses***	55,59	(17,83)		25,35	2,79	
Redundancies	55,59	6,00		25,35	3,01	
Renegotiation with suppliers	-	(23,83)		-	(0,22)	
Adjusted Operating Revenues	2.026,23	2.046,80	(1,0)	675,47	679,09	(0,5)
Adjusted EBITDA	423,00	415,17	1,9	172,55	173,38	(0,5)
Adjusted EBITDA Margin	20,9%	20,3%		25,5%	25,5%	
Adjusted EBIT	253,97	248,40	2,2	106,49	102,44	4,0
Adjusted EBIT Margin	12,5%	12,1%		15,8%	15,1%	

*** Extraordinary items for revenue are recorded in the audiovisual area and correspond in 2011 to the sale of Canal Viajar*

**** Extraordinary items for expenditures are recorded in all business units*

The good performance in Education revenues and sale of audiovisual rights and programs has partially offset the drop in revenues from advertising, circulation and subscribers. **Without the extraordinary items recorded in the audiovisual area**, revenues would be down 1.0%:

€ Million	JANUARY - SEPTEMBER PROFORMA			JULY- SEPTEMBER PROFORMA		
	2011	2010	Chg.%	2011	2010	Chg.%
Advertising	443,69	478,27	(7,2)	127,82	135,64	(5,8)
Books and training	532,69	487,90	9,2	223,07	194,66	14,6
Newspapers and magazine sales	129,53	137,05	(5,5)	42,34	46,79	(9,5)
Subscriber revenues	663,34	688,67	(3,7)	215,14	223,23	(3,6)
Audiovisual production revenues	68,94	65,34	5,5	16,30	16,35	(0,3)
Revenues from fixed assets						
Other revenues	200,34	230,83	(13,2)	63,09	62,42	1,1
Total operating revenues	**2.038,53**	**2.088,05**	**(2,4)**	**687,76**	**679,09**	**1,3**
One-offs in operating revenues	**12,29**	**41,26**		**12,29**	**-**	
Mediapro sentence (other revenues)	-	33,00		-	-	
Others (other revenues)	12,29	8,26		12,29	-	
Total adjusted operating revenues	**2.026,24**	**2.046,80**	**(1,0)**	**675,47**	**679,09**	**(0,5)**
Other revenues, adjusted	188,05	189,58	(0,8)	50,80	62,42	(18,6)

Operating expenses, including amortization, depreciation and provisions, reached 1,827.86 million Euros. **Total adjusted operating expenses declined by 1.5%** in the first nine months of 2011 year on year (-1.3% in the third quarter). The breakdown is as follows:

€ Million	ENERO - SEPTIEMBRE PROFORMA			JULY- SEPTEMBER PROFORMA		
	2011	2010	Chg.%	2011	2010	Chg.%
Purchases	586,57	606,98	(3,4)	164,28	168,91	(2,7)
Outside services	584,83	566,50	3,2	195,14	188,75	3,4
Staff costs	486,97	440,17	10,6	168,63	150,80	11,8
Other operating expenses	0,46	0,16	185,0	0,22	0,05	-
Amortization and depreciation	169,03	166,77	1,4	66,06	70,94	(6,9)
Total operating expenses	**1.827,86**	**1.780,57**	**2,7**	**594,32**	**579,44**	**2,6**
One-offs in operating expenses	**55,59**	**(17,83)**		**25,35**	**2,79**	
Redundancies (staff costs)	55,59	6,00		25,35	3,01	
Renegotiantion with suppliers (outside services)	-	(23,83)		-	(0,22)	
Total adjusted operating expenses	**1.772,26**	**1.798,40**	**(1,5)**	**568,97**	**576,65**	**(1,3)**
Adjusted outside services	584,83	590,33	(0,9)	195,14	188,97	3,3
Adjusted staff costs	431,37	434,17	(0,6)	143,28	147,79	(3,1)

EBITDA was 379.69 million euros, a pro-forma decrease of 19.9% explained mostly by the extraordinary items recorded in both 2011 and 2010. **Excluding these extraordinary items, EBITDA would have shown a 1.9% increase, with an improvement in margins.**

Other Financial Results includes, among other concepts, the expenses generated from updating the liability registered for the present value of the dividend owed to holders of the convertible non-voting shares.

Earnings, as calculated by the equity method, mainly included the 17.336% share in the result of Mediaset España, as well as the results of the Printing business and V-Me.

Earnings attributable to minority interests are mainly explained by DLJ's 25% share in Santillana, the 44% minority interest in Canal+ and the 26.51% minority interests in the Radio business.

Audiovisual

AUDIOVISUAL*	JANUARY - SEPTEMBER PROFORMA* 2011	2010	% Chg.	JULY - SEPTEMBER PROFORMA* 2011	2010	% Chg.
Revenues	**930,39**	**989,51**	**(6,0%)**	**297,49**	**302,30**	**(1,6%)**
Prisa TV**	756,23	817,51	(7,5%)	250,02	250,28	(0,1%)
Media Capital	167,28	172,82	(3,2%)	49,27	52,37	(5,9%)
EBITDA	**185,03**	**232,07**	**(20,3%)**	**75,75**	**79,29**	**(4,5%)**
% margin	**19,9%**	**23,5%**		**25,5%**	**26,2%**	
Prisa TV**	148,19	204,66	(27,6%)	70,50	72,76	(3,1%)
% margin	19,6%	25,0%		28,2%	29,1%	
Media Capital	27,86	27,40	1,7%	5,25	6,53	(19,6%)
% margin	16,7%	15,9%		10,7%	12,5%	
EBIT	**109,11**	**150,06**	**(27,3%)**	**49,95**	**53,21**	**(6,1%)**
% margin	**11,7%**	**15,2%**		**16,8%**	**17,6%**	
Prisa TV**	81,69	132,06	(38,1%)	48,10	49,88	(3,6%)
% margin	10,8%	16,2%		19,2%	19,9%	
Media Capital	18,44	18,01	2,4%	1,85	3,33	(44,5%)
% margin	11,0%	10,4%		3,7%	6,4%	
One-offs in operating revenues	**12,29**	**41,26**		**12,29**	**-**	
Mediapro sentence (Prisa TV)	-	33,00		-	-	
Others (Prisa TV)	12,29	8,26		12,29	-	
One- offs in operating expenses	**16,60**	**(21,00)**		**14,17**	**1,43**	
Redundancies	16,60	2,84		14,17	1,65	
Prisa TV	*15,18*	*1,81*		*13,37*	*0,68*	
Media Capital	*1,42*	*1,03*		*0,80*	*0,97*	
Renegotiation with suppliers (Prisa TV)	-	(23,83)		-	(0,22)	
Adjusted revenues	**918,10**	**948,25**	**(3,2%)**	**285,20**	**302,30**	**(5,7%)**
Prisa TV**	743,94	776,26	(4,2%)	237,73	250,28	(5,0%)
Media Capital	167,28	172,82	(3,2%)	49,27	52,37	(5,9%)
Adjusted EBITDA	**189,34**	**169,81**	**11,5%**	**77,64**	**80,73**	**(3,8%)**
% adjusted margin	20,6%	17,9%		27,2%	26,7%	
Prisa TV**	151,08	141,38	6,9%	71,58	73,22	(2,2%)
% margin	20,3%	18,2%		30,1%	29,3%	
Media Capital	29,28	28,43	3,0%	6,05	7,50	(19,3%)
% margin	17,5%	16,5%		12,3%	14,3%	
Adjusted EBIT	**113,42**	**87,81**	**29,2%**	**51,83**	**54,64**	**(5,2%)**
% adjusted margin	12,4%	9,3%		18,2%	18,1%	
Prisa TV**	84,59	68,77	23,0%	49,18	50,35	(2,3%)
% margin	11,4%	8,9%		20,7%	20,1%	
Media Capital	19,86	19,03	4,3%	2,65	4,30	(38,4%)
% margin	11,9%	11,0%		5,4%	8,2%	

* Cuatro figures are consolidated in 2010 as a discontinued operation.

In 2010 revenues coming from Plural from the production of certain programs for Cuatro were eliminated as Cuatro activated those costs.

2011 figures include an intercompany consolidation adjustment amounting to €6.1 million as those programs have

** Prisa TV includes the pay TV business and other related activities.

At Prisa TV (Canal+), adjusted revenue declined by 4.2%, which is slightly more than the decrease as at June 2011. This fall is explained by the seasonality of the business, by the lower

number of average subscribers at the end of August, by the impact of the Football World Championship in 2010, and by slight variations in the ARPU.

However, **all key operating indicators have seen an improvement this quarter**: As for the net adds in the third quarter, in DTH they have reached +7,040 compared to a fall of -18,630 in the second quarter and to a fall of -20,788 in the third quarter of 2010, and thanks to the positive impact of the agreements signed with other telecom operators, wholesale subscribers reached 56,318 in September, implying an improvement of 34,425 vs Q2 and compared to the 7,999 subs as at September 2010. ARPU reached 40.1 Euros in Q3.

Adjusted operating expenses, excluding amortisations and provisions, are down 6.6%, mostly due to renegotiation of contracts and the inclusion of costs related to the World Cup in 2010. As a result, adjusted **EBITDA has increased by 11.5%.**

Key operating indicators are benefiting from the change in the commercial strategy which has been implemented in the last few months and by the Canal+ multi-distribution agreements which have been signed with other operators (we highlight the recent agreement signed this August with Telefónica)

As at September, the total **number of subscribers** was 1,831,801, distributed as follows:

Subscribers breakdown	June 2011	June 2010	Chg. Abs	December 2010	Chg. Abs
Satellite (DTH)	1.774.315	1.764.055	10.260	1.772.856	1.459
Wholesale distribution/DTT	57.486	-	57.486	11.718	45.768
TOTAL	**1.831.801**	**1.764.055**	**67.746**	**1.784.574**	**47.227**

Like in the last two quarters, in Q3 we maintain the change in trend for ***DTH* subscribers,** with net new subscriptions increasing 16.2% and cancellations falling 20.8% year on year:


-81.8
+1.5
+16.2 %
178.5
207.5
-20.8%
-206.2
-206.0
Gross additions
Cancellations
January-Sept 2010
January-Sept 2011

The third quarter of the year usually reflects a seasonal weakness in the number of subscribers during the months of July and August on the back of lower commercial activity, the lack of sports competitions taking place and the Summer holidays; which is generally followed by a renewed strength in September thanks to the beginning of the football league and other sports competitions, as well as a stronger commercial effort. Despite the strength of September, during the past 4 years, the third quarter standalone has shown negative net adds. In 2011, however, DTH subscribers ended with net adds of 7,040. The evolution of DTH subscribers in this period, in thousands of subscribers, is as follows:


+7.0
-20.8
-31.6
3Q09
3Q10
3Q11

In addition we would highlight that the third quarter of 2010 registered a positive impact in the number of subscribers due to the Football World Cup.

The ARPU for DTH subscribers was 40.1, as compared to 41.1 of the same period in 2010. Churn continues to fall and stands at 13.5% (compared to 14.2% in June 2011, and 17.1% in September 2010). The change in ARPU by quarter is as follows:


Change in ARPU for CANAL+ (DTH)
(euros)
€-0.3
€-1.0
€-1.0
41.8 41.5
42.2 41.2
41.1 40,1
41.7
2010
2011
1Q
2Q
3Q
4Q

The number of subscribers and penetration of *iPlus* and **Multiplus** continues to grow: as of September the number of **iPlus** subscribers was 495,992, up by 154,613 from December 2010, which implies a penetration of 26% (compared to the 17% penetration at December 2010 and the 23.5% at June 2011). As for **Multiplus**, as of September 2011 there were 226,566 customers subscribed to this service, which implies a penetration of 13%, above the 12% penetration observed in June 2011 and compared to the 11% penetration in March 2011.

iPlus: Subscribers (in thousands) and penetration


5%
6%
9%
14%
17%
21%
24%
26%
100
110
169
246
305
369
416
460
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Multi+: Subscribers (in thousands) and penetration


2%
2%
3%
6%
9%
11%
12%
13%
39
43
56
104
165
201
216
227
2009
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11

Wholesale Subscribers totaled 56,318, thanks to the agreements which had been reached with other operators (Orange, ONO, Telecable) in the context of the Canal+ multi-distribution strategy in place, but also thanks to the contribution of Telefónica, following the agreement reached last August 2011 for the distribution of Canal+ through Imagenio/Movistar.

Media Capital recorded in the first nine months of the year revenues of 167.28 million Euros and adjusted EBITDA of 29.28 million Euros (+3.0%).

Despite the weak macro-economic situation of Portugal, **TVI**, leading FTA operator in this country reached revenues of 109.95 million Euros (-0.6%, vs +2% in the first half of the year). Its advertising revenues have fallen 6.6% compared to the first nine months of 2010 (vs -5% in H1), while the drop estimated until September 2011 for the Portuguese advertising market is -9.6%There is still downside risk in Q4. The increase in revenues from Call TV is still neutralizing the impact of the fall in advertising revenues.

TVI has maintained its leadership position, attaining an audience share of 34.1% for the full 24 hours and 37.9% in prime time for the first nine months of 2011.

Education

EDUCATION- PUBLISHING	JANUARY - SEPTEMBER			JULY - SEPTEMBER		
	2011	2010	% Chg.	2011	2010	% Chg.
Revenues	548,84	497,47	10,3%	229,82	197,40	16,4%
EBITDA	164,55	158,20	4,0%	86,50	84,98	1,8%
% margin	30,0%	31,8%		37,6%	43,0%	
EBIT	101,70	100,74	0,9%	56,15	50,41	11,4%
% margin	18,5%	20,3%		24,4%	25,5%	
One-offs in operating expenses	2,57	2,51		0,64	0,96	
Redundancies	2,57	2,51		0,64	0,96	
Adjusted EBITDA	167,12	160,71	4,0%	87,15	85,94	1,4%
% adjusted margin	30,4%	32,3%		37,9%	43,5%	
Adjusted EBIT	104,27	103,25	1,0%	56,80	51,37	10,6%
% adjusted margin	19,0%	20,8%		24,7%	26,0%	

Revenue from Education reached 548.84 million Euros in the first nine months of the year, showing a 10.3% increase vs the same period of 2010, and EBITDA reached 164.55 million Euros, up 4.0%

Practically all the Southern Area countries registered strong growth in their campaigns: **Brazil** (+21.1%), **Argentina** (+18.4%), **Chile** (+12.3%) and **Peru** (+6.9%). In the strong performance shown by Brazil, we observe mainly the impact of increased sales (+7.3 million Euros compared to September 2010).

In the Northern Area, **Mexico** has increased its revenues by 14.1%. In **Spain**, revenues have grown by 0.6% in the first nine months of the year, although +9.9% in Q3 standalone. This results from the weakness of Ediciones Generales (general publishing) down by 35.6% in the first nine months of 2010 (-0.5% in Q3), which has been offset by the strong Education campaign in Spain (+11.6% in the first nine months, or +11.9% in Q3).

In the first three quarters of the year, the **currency exchange rate** has had a positive impact of 1.65 million Euros in the division's revenues (excluding this impact revenues would have grown by 10%), especially in Brazil (at constant currency, its revenues would have grown by 12.8%). In Q3 the currency exchange impact has been negative by 3.1 million Euros at revenue level (excluding this impact, revenues would have grown 18% vs Q3 2010)

The breakdown of revenue by geographic area was as follows:

January-September 2011


Others
14%
Brazil
22%
Mexico
15%
Colombia
2%
Chile
5%
Spain
&Portugal
19%
Argentina
6%
Peru
4%

January-September 2010


Others
13%
Brazil
20%
Mexico
15%
Colombia
2%
Chile
5%
Spain
&Portugal
36%
Argentina
5%
Peru
4%

Radio

RADIO	JANUARY - SEPTEMBER 2011	JANUARY - SEPTEMBER 2010	JANUARY - SEPTEMBER % Chg.	JULY - SEPTEMBER 2011	JULY - SEPTEMBER 2010	JULY - SEPTEMBER % Chg.
Revenues	**269,48**	**287,60**	**(6,3%)**	**84,43**	**90,13**	**(6,3%)**
Advertising	*233,87*	*246,07*	*(5,0%)*	*72,08*	*74,13*	*(2,8%)*
Others	*35,61*	*41,53*	*(14,3%)*	*12,35*	*16,00*	*(22,8%)*
EBITDA	**42,51**	**67,97**	**(37,5%)**	**5,09**	**16,53**	**(69,2%)**
% margin	15,8%	23,6%		6,0%	18,3%	
EBIT	**27,17**	**55,17**	**(50,8%)**	**0,71**	**12,01**	**(94,1%)**
% margin	10,1%	19,2%		0,8%	13,3%	
One-offs in operating expenses	**17,50**	**0,00**		**8,36**	**0,00**	
Redundancies	17,50	0,00		8,36	0,00	
Adjusted EBITDA	**60,01**	**67,97**	**(11,7%)**	**13,44**	**16,53**	**(18,7%)**
% adjusted margin	22,3%	23,6%		15,9%	18,3%	
Adjusted EBIT	**44,67**	**55,17**	**(19,0%)**	**9,06**	**12,01**	**(24,5%)**
% adjusted margin	16,6%	19,2%		10,7%	13,3%	

In the first nine months of the year, **revenues from the Radio division** have reached 269.48 million Euros, down 6.3% vs the same period in 2010 (the same fall in H1 results), mainly on the back of lower advertising revenues in **Spain** (-8.7%) and despite the improvement in LatAm (+5.3%, led by Chile +12% and Colombia +7%). We would however highlight that there has been an improvement in Q3 compared with the first half of the year.

2010 results were impacted by the football World Cup (until August 2010) and the Colombia general elections (in May and June 2010)

The breakdown of revenue by geographic area is as follows:

January-September 2011


Latam
34%
Spain
66%

January-September 2010


Latam
29%
Spain
71%

EBITDA was negatively impacted by the restructuring costs which reached 8.36 million Euros in the quarter (17.5 million Euros YTD). Excluding the restructuring costs impact, adjusted EBITDA would have fallen by 11.7%.

Press

PRESS*	JANUARY - SEPTEMBER 2011	JANUARY - SEPTEMBER 2010	JANUARY - SEPTEMBER % Chg.	JULY - SEPTEMBER 2011	JULY - SEPTEMBER 2010	JULY - SEPTEMBER % Chg.
Revenues	**293,06**	**307,51**	**(4,7%)**	**80,03**	**92,26**	**(13,3%)**
Advertising	*103,62*	*119,64*	*(13,4%)*	*25,53*	*28,79*	*(11,3%)*
Circulation	*132,15*	*140,13*	*(5,7%)*	*43,30*	*47,84*	*(9,5%)*
Add-ons and others	*57,29*	*47,74*	*20,0%*	*11,20*	*15,63*	*(28,3%)*
EBITDA	**22,32**	**31,28**	**(28,7%)**	**3,98**	**5,90**	**(32,6%)**
% margin	7,6%	10,2%		5,0%	6,4%	
EBIT	**13,19**	**21,32**	**(38,1%)**	**0,76**	**2,81**	**(73,0%)**
% margin	4,5%	6,9%		0,9%	3,0%	
One-offs in operating expenses	**14,48**	**0,09**		**0,46**	**0,02**	
Redundancies	14,48	0,09		0,46	0,02	
Adjusted EBITDA	**36,80**	**31,38**	**17,3%**	**4,44**	**5,92**	**(25,0%)**
% adjusted margin	12,6%	10,2%		5,5%	6,4%	
Adjusted EBIT	**27,67**	**21,41**	**29,2%**	**1,21**	**2,82**	**(57,0%)**
% adjusted margin	9,4%	7,0%		1,5%	3,1%	

* Includes distribution.

Press revenues fell by 4.7% in the first nine months of the year to 293.06 million Euros. Adjusting by the football World Cup impact, revenues would have fallen just 3.4%.

In Spain's ***advertising market*** year to date, Press has been the hardest-hit sector. As a reflection of this, advertising revenues for Press have fallen -13% in the year, (with El País -14% and As -15%)

Revenue from ***circulation*** fell by 5.7%, and the circulation of the newspapers broke down as follows:

	January-Sept 2011	January-Sept 2010	Chg. %
El País	371.567	373.508	(0,5%)
AS	201.866	218.532	(7,6%)
Cinco Días	31.413	31.045	1,2%

Source: OJD. 2011 figures not audited.

El País is the only major general interest newspaper to maintain its circulation figures in the first nine months of the year as compared to the same period in 2010. AS fell by 7.6%. Cinco Días is the only business and finance daily to show growth in the first nine months of the year (+1.2% vs +2.6% in H1 2011).

Operating revenues also include 2011 revenues from tax deductions and subsidies for R&D and other special events, which offset the lower contribution of promotions, which have fallen by 16%..

EBITDA totaled 22.32 million Euros vs the 31.28 million from the same period in 2010. This is mainly due to the fall in the advertising market and circulation figures, as well as the restructuring costs, which have reached 14.48 million Euros YTD (although most of the restructuring effort took place in the first half of the year). Excluding the restructuring costs impact, Adjusted EBITDA would have increased by 17.3% (compared to the 28.2% growth of H1).

Digital

The Group's digital business revenue for the first half of the year totaled 38.15 million Euros, a 6.8% increase over the same period last year.

Advertising revenue in this area totaled 21.52 million Euros, a 16.8% increase over last year, showing an improvement vs the +14.7% of H1. Within Spain's advertising market, the online segment is the only one to have recorded significant growth in the first nine months of 2011.

The impetus the Group is placing on the entire digital area of each of its businesses is clearly reflected in **increased traffic**, which in the first nine months of the year rose 28.6% year on year. The monthly average number of unique users of the Group's sites, in millions, changed as follows:


January-September 2010
January-September 2011
49,2
63,3
17
24,4
15,1
19,5
1,4
2
6,9
7,4
5,5
6,1
6,3
5,9
TOTAL
ELPAIS.com
AS.com
5Dias.com
Radio in Spain
Radio Latam
Media Capital

Source: *Omniture site catalyst, Netscope, and Certifica.com.*

The Group continues to promote its digital development across business lines in all its units with a very consumer-oriented model to offer more appealing, valuable market options for advertisers and to sell products more suitably, besides seeking new business development lines.

Efficiency Plan

At the start of FY 2011 the Group began implementing a **restructuring plan** with the goal of right-sizing the company, rationalizing resources, and homogenizing and centralizing Group-wide processes. This restructuring plan involves a range of measures, such as outsourcing, a voluntary severance incentive program, and early retirements.

In the first nine months of the year, 55.5 million Euros were registered as expenses for compensation paid under this plan. Savings from this plan will be realized throughout the year.

PRISA is the world's leading company in the cultural, educational, information and entertainment markets in Spanish and Portuguese, thanks to its multichannel offer of top quality products. It operates in 22 countries, reaching over 50 million users through its global brands, such as *El País*, 40 Principales, Canal+, Alfaguara and Santillana. As brand leader in mainstream press, free-to-air TV and pay TV, talk radio and music radio, education, and publishing, it is one of the most profitable media groups in the world, with an extraordinary range of assets.

For further information:

Grupo Prisa
Investor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
E-mail: ir@prisa.com
www.prisa.com

Grupo Albión
Alejandra Moore
Alcalá 4, 6ª Planta
Telephone: +34 91 531 23 88
E-mail: amoore@grupoalbion.net

Financial Dynamics
Mateo Millet
200 State Street, 9th Floor Boston, MA 02109
Telephone: +1- 617-897-1533
E-mail: mateo.millett@fd.com

David Press
88 Pine Street, 32nd Floor New York, NY, 10005
Telephone: +1 (212) 850-574
E-mail: David.Press@fd.com

APPENDIXES

Appendix I. BALANCE SHEET

€ Million	ASSETS	
	09/30/2011	12/31/2010
FIXED ASSETS	**6.355,81**	**6.293,49**
Property, plan and equipment	304,67	295,56
Goodwill	3.897,00	3.903,51
Intangible assets	375,22	380,51
Long term financial investments	121,11	70,61
Investment in associates	621,00	613,54
Deferred tax assets	1.034,36	1.046,03
Other non current assets	2,45	3,72
CURRENT ASSETS	**1.835,99**	**1.854,31**
Inventories	200,75	203,15
Accounts receivable	1.465,30	1.245,91
Short term financial investments	74,12	160,26
Cash & cash equivalents	95,82	244,99
ASSETS HELD FOR SALE	**0,26**	**3,65**
TOTAL ASSETS	**8.192,06**	**8.151,45**

€ Million	LIABILITIES	
	09/30/2011	12/31/2010
SHAREHOLDERS EQUITY	**2.622,19**	**2.650,19**
Issued capital	84,79	84,70
Reserves	1.914,00	2.007,70
Income attributable to the parent company	17,93	(72,87)
Minority interest	605,47	630,66
NON CURRENT LIABILITIES	**3.542,50**	**3.526,50**
Long term financial debt	3.002,72	2.931,19
Other long term financial liabilities	315,79	362,75
Deferred tax liabilities	28,56	28,56
Provisions	181,56	185,59
Other non current liabilities	13,88	18,41
CURRENT LIABILITIES	**2.027,38**	**1.974,77**
Short term financial debt	403,57	411,11
Other current financial liabilities	118,59	17,79
Trade accounts payable	1.157,02	1.234,85
Other short term liabilities	309,41	280,63
Accrual accounts	38,79	30,40
TOTAL LIABILITIES	**8.192,06**	**8.151,45**

Appendix II. TOTAL NET FINANCIAL POSITION

€ Million NET DEBT	09/30/2011	12/31/2010
Prisa (includes Media Capital)	3.229,01	3.069,14
Prisa TV	7,34	(132,09)
Net financial debt	**3.236,35**	**2.937,05**
Other financial debt	300,99	275,74
Total net debt	**3.537,33**	**3.212,79**

The "Other financial debt" item includes 120.63 million euros in liability from the obligation generated by the annual preferred dividend commitment to DLJ, as well as 180.36 million euros in liability for the present value of the dividend owed to holders of the convertible non-voting shares that the company issued as part of the operation to strengthen its capital base.

Appendix III. BREAKDOWN OF INVESTMENTS

€ Million	CAPEX 2011	Long term financial investments 2011	TOTAL 2011
Audiovisual	**95,26**	**6,77**	**102,02**
Prisa TV	84,82	6,77	91,59
Media Capital	10,44	---	10,44
Education- Publishing	**48,39**	**---**	**48,39**
Radio	**5,93**	**0,43**	**6,36**
Radio in Spain	2,26	0,43	2,69
International Radio	3,57	---	3,57
Music	0,10	---	0,10
Press	**0,50**	**7,25**	**7,75**
El País	0,23	---	0,23
AS	---	---	---
Cinco Días	0,02	---	0,02
Others	0,24	7,25	7,49
Others	**16,12**	**0,83**	**16,95**
Digital	15,02	0,13	15,15
Prisa	0,97	---	0,97
Other	0,13	0,70	0,83
Total	166,20	15,27	181,47

Prisa TV's Capex includes the acquisition of digital cards and decoders because of a change in the iPlus marketing model, from a sales model to one in which it is made available in exchange for a

periodic fee. It also includes costs incurred in the processes of installing and activating new subscribers and investments in new IT projects for the rendering of TV services.

Of note in the Digital area is the CAPEX investment to create a new digital multimedia platform to integrate content from the various business units, get better information about our consumers, and create new business models based on segmentation and serving networked communities.

Appendix IV. CASH FLOW STATEMENT

€ Million	09/30/2011	09/30/2010
EBITDA	**379,69**	**453,25**
Change in working capital	(274,58)	(152,38)
Cash flow from operating activities	105,11	300,87
Capex	(166,21)	(122,66)
Financial investments	(15,27)	(13,53)
Cash flow from investing activities	(181,48)	(136,19)
Interests paid	(91,47)	(92,25)
Dividends paid	(45,73)	(2,10)
Dividends received	25,63	0,10
Financing to associates	(37,77)	—
Warrants exercise	1,77	—
Other	(17,88)	(9,46)
Cash flow from financing activities	(165,45)	(103,81)
Taxes paid	(37,39)	(19,76)
Other	(23,63)	(14,29)
Cash flow	(302,84)	26,82
Sale of 10% Media Capital	23,74	—
Sale of 25% Santillana	—	278,62
Cash flow from special operations	23,74	278,62
Cash flow after special operations	(279,09)	305,44

Investment in working capital in both periods was due both to Prisa TV (on the back of extraordinary payments in 2011) and to the seasonality of Santillana's business.

The increase in operating investments was mainly due to the fact that Canal+ changed the iPlus marketing model, and due to investment in creating a new digital platform.

Dividend payments in 2011 basically reflect payments to third parties by the Canal+ business. On the flipside, dividend income corresponds mainly to the 17.336% stake in Mediaset España.

Financing for subsidiaries includes a loan granted to the printing business.

Appendix V. BREAKDOWN OF OPERATING REVENUE

Below is a breakdown of pro forma operating revenue (treating Cuatro as a discontinuing operation in 2010) by business line, business unit and geographical origin:

V.I. By business line


January-September 2011
January-September 2010
33%
22%
26%
3%
6%
10%
33%
23%
23%
3%
7%
11%
Subscribers
Advertising
Books and Training
Audiovisual Production
Newspapers and magazines
Others

V.II. By business unit


January-September 2011
Press 14%
Audiovisual 46%
Education-Publishing 27%
Radio 13%


January-September 2010
Others 1%
Press 15%
Audiovisual 48%
Education-Publishing 24%
Radio 14%

V.III. By geographical origin

January-September 2011


30%
70%
Spain
International

January-September 2010


27%
73%

In the first nine months of 2011, 30% of revenue came from the international area (compared to27% in September 2010), of which 62.0% is from Santillana, 22.0% from Media Capital and the rest mostly from international radio.

In the international area, revenue by country was as follows:

January-September 2011


Others 14%
Brasil 20%
Peru 3%
Mexico 16%
Portugal 24%
Argentina 6%
Chile 7%
Colombia 10%

January-September 2010


Others 13%
Brazil 18%
Peru 3%
Mexico 15%
Portugal 27%
Argentina 6%
Chile 7%
Colombia 11%

Revenue from the international area includes a noteworthy contribution by Brazil and Portugal (44% of the total international). The international area as a whole maintained a strong growth rate, recording 8.7% year-on-year growth, including strong growth in revenue from Latin America (up 14.1%).

Appendix VI. FINANCIAL DATA BY BUSINESS UNIT

VI.I. Operating revenue

OPERATING REVENUES	JANUARY - SEPTEMBER PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**930,39**	**989,51**	**(6,0%)**
Prisa TV **	756,23	817,51	(7,5%)
Digital +	756,23	817,51	(7,5%)
Subscribers	663,34	688,67	(3,7%)
Advertising	11,38	12,29	(7,4%)
Others	81,52	116,56	(30,1%)
Media Capital	167,28	172,82	(3,2%)
Consolidation Adjustments	6,88	(0,83)	—
Education - Publishing	**548,84**	**497,47**	**10,3%**
Spain & Portugal	178,19	176,64	0,9%
Latam & USA	370,65	320,83	15,5%
Radio	**269,48**	**287,60**	**(6,3%)**
Radio in Spain	169,10	179,63	(5,9%)
International Radio	90,92	83,55	8,8%
Music	15,99	27,10	(41,0%)
Consolidation Adjustments	(6,53)	(2,68)	(144,0%)
Press	**293,06**	**307,51**	**(4,7%)**
El Pais	191,36	198,65	(3,7%)
AS	57,44	63,58	(9,6%)
Cinco Días	11,87	11,26	5,4%
Magazines	22,84	24,29	(6,0%)
Distribution	14,14	13,77	2,7%
Consolidation Adjustments	(4,59)	(4,04)	(13,6%)
Other Revenues	**77,76**	**66,18**	**17,5%**
Prisa Brand Solutions	18,40	15,90	15,7%
Others***	59,36	50,28	18,1%
Consolidation Adjustments	**(81,00)**	**(60,20)**	**(34,5%)**
TOTAL	**2.038,52**	**2.088,05**	**(2,4%)**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

**Prisa TV includes the Pay TV and other related activities

*** Others include mainly the activities from Head Quarters.

VI.II. Advertising

ADVERTISING	JANUARY - SEPTEMBER PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**111,08**	**117,44**	**(5,4%)**
Prisa TV	11,38	12,29	(7,4%)
Media Capital	99,70	105,15	(5,2%)
Radio	**233,87**	**246,07**	**(5,0%)**
Radio in Spain	148,48	162,60	(8,7%)
International Radio	85,18	80,89	5,3%
Music	0,44	2,69	(83,5%)
Consolidation Adjustments	(0,24)	(0,11)	(111,6%)
Press	**103,62**	**119,64**	**(13,4%)**
El Pais	75,50	87,53	(13,7%)
AS	14,30	16,77	(14,8%)
Cinco Días	6,02	6,26	(3,8%)
Magazines	8,07	9,17	(12,0%)
Consolidation Adjustments	(0,27)	(0,09)	---
Others	**1,77**	**0,82**	**115,4%**
Consolidation Adjustments	**(6,65)**	**(5,70)**	**(16,7%)**
TOTAL	**443,69**	**478,27**	**(7,2%)**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VI.III. Operating expenses

OPERATING EXPENSES	JANUARY - SEPTEMBER PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**821,28**	**839,45**	**(2,2%)**
Prisa TV**	674,54	685,46	(1,6%)
Media Capital	148,83	154,81	(3,9%)
Consolidation Adjustments	(2,09)	(0,83)	(153,2%)
Education - Publishing	**447,14**	**396,72**	**12,7%**
Spain & Portugal	141,52	137,08	3,2%
Latam & USA	305,62	259,64	17,7%
Radio	**242,31**	**232,43**	**4,3%**
Radio in Spain	159,15	140,47	13,3%
International Radio	71,86	69,22	3,8%
Music	17,83	25,42	(29,8%)
Consolidation adjustments	(6,53)	(2,68)	(144,0%)
Press	**279,87**	**286,19**	**(2,2%)**
El Pais	190,11	185,84	2,3%
AS	45,93	53,55	(14,2%)
Cinco Dias	12,17	11,90	2,3%
Magazines	22,32	24,53	(9,0%)
Distribution	13,61	13,23	2,9%
Consolidation Adjustments	(4,26)	(2,85)	---
Other Expenses	**118,91**	**90,08**	**32,0%**
Prisa Brand Solutions	19,35	17,25	12,2%
Others***	99,56	72,83	36,7%
Consolidation Adjustments	**(81,65)**	**(64,30)**	**(27,0%)**
TOTAL	**1.827,86**	**1.780,57**	**2,7%**

*Cuatro figures are consolidated in 2010 as a discontinued operation.
** Prisa TV includes the Pay TV and other related activities
*** Others include mainly the activities from Head Quarters. Provisions for owned companies are excluded.

VI.IV. EBITDA

EBITDA	JANUARY - SEPTEMBER PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**185,03**	**232,07**	**(20,3%)**
% margin	**19,9%**	**23,5%**	
Prisa TV**	148,19	204,66	(27,6%)
% margin	19,6%	25,0%	
Media Capital	27,86	27,40	1,7%
% margin	16,7%	15,9%	
Consolidation Adjustments	8,98	0,00	—
Education - Publishing	**164,55**	**158,20**	**4,0%**
% margin	**30,0%**	**31,8%**	
Spain&Portugal	65,85	68,46	(3,8%)
% margin	37,0%	38,8%	
Latam & USA	98,70	89,74	10,0%
% margin	26,6%	28,0%	
Radio	**42,51**	**67,97**	**(37,5%)**
% margin	**15,8%**	**23,6%**	
Radio in Spain	19,86	46,24	(57,0%)
% margin	11,7%	25,7%	
International Radio	23,79	18,87	26,1%
% margin	26,2%	22,6%	
Music	(1,15)	2,86	(140,1%)
% margin	(7,2%)	10,5%	
Press	**22,32**	**31,28**	**(28,7%)**
% margin	**7,6%**	**10,2%**	
El Pais	8,50	19,66	(56,7%)
% margin	4,4%	9,9%	
AS	12,48	10,84	15,1%
% margin	21,7%	17,0%	
Cinco Dias	(0,0)	(0,4)	92,1%
% margin	(0,3%)	(3,7%)	
Magazines	0,72	0,03	—
% margin	3,2%	0,1%	
Distribution	0,95	0,98	(3,3%)
% margin	6,7%	7,1%	
Others	**(34,71)**	**(15,25)**	**(127,5%)**
Prisa Brand Solutions	(0,54)	(0,6)	15,0%
% margin	(2,9%)	(4,0%)	
Others***	(34,17)	(14,62)	(133,7%)
TOTAL	**379,69**	**474,26**	**(19,9%)**
% margin	**18,6%**	**22,7%**	

*Cuatro figures are consolidated in 2010 as a discontinued operation.
** Prisa TV includes the Pay TV and other related activities
*** Others include mainly Head Quarters.

VI.V. EBIT

EBIT	JANUARY - SEPTEMBER PROFORMA*		
€ Million	2011	2010	% Chg.
Audiovisual	**109,11**	**150,06**	**(27,3%)**
% margin	**11,7%**	**15,2%**	
Prisa TV**	81,69	132,06	(38,1%)
% margin	10,8%	16,2%	
Media Capital	18,44	18,01	2,4%
% margin	11,0%	10,4%	
Consolidation Adjustments	8,98	0,00	---
Education - Publishing	**101,70**	**100,74**	**0,9%**
% margin	**18,5%**	**20,3%**	
Spain&Portugal	36,67	39,56	(7,3%)
% margin	20,6%	22,4%	
Latam&USA	65,03	61,18	6,3%
% margin	17,5%	19,1%	
Radio	**27,17**	**55,17**	**(50,8%)**
% margin	**10,1%**	**19,2%**	
Radio in Spain	9,95	39,16	(74,6%)
% margin	5,9%	21,8%	
International Radio	19,06	14,33	33,1%
% margin	21,0%	17,1%	
Music	(1,84)	1,68	---
% margin	(11,5%)	6,2%	
Press	**13,19**	**21,32**	**(38,1%)**
% margin	**4,5%**	**6,9%**	
El Pais	1,25	12,81	(90,2%)
% margin	0,7%	6,4%	
AS	11,51	10,03	14,8%
% margin	20,0%	15,8%	
Cinco Dias	(0,30)	(0,63)	52,7%
% margin	(2,5%)	(5,6%)	
Magazines	0,52	(0,24)	---
% margin	2,3%	(1,0%)	
Distribution	0,53	0,54	(2,8%)
% margin	3,7%	3,9%	
Others	**(40,51)**	**(19,81)**	**(104,5%)**
Prisa Brand Solutions	(0,95)	(1,35)	29,4%
% margin	(5,2%)	(8,5%)	
Others***	(39,55)	(18,46)	(114,3%)
TOTAL	210,66	307,49	(31,5%)
% margin	10,3%	14,7%	

Cuatro figures are consolidated in 2010 as a discontinued operation.
** Prisa TV includes the Pay TV and other related activities
*** Others include mainly the activities from Prisa Innova, Real Estate and Head Quarters. Provisions for owned companies are excluded.

Appendix VII. QUARTERLY FINANCIAL DATA BY BUSINESS UNIT

VII.I. Operating revenue

OPERATING REVENUES	2011**			2010 PROFORMA*			%Chg.2011/2010 PROFORMA		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**313,87**	**319,24**	**297,49**	**356,07**	**331,14**	**302,30**	**(11,9%)**	**(3,6%)**	**(1,6%)**
Prisa TV	254,21	252,00	250,02	300,92	266,32	250,28	(15,5%)	(5,4%)	(0,1%)
Subscribers	224,88	223,32	215,14	234,42	231,03	223,23	(4,1%)	(3,3%)	(3,6%)
Advertising	4,20	4,32	2,86	3,96	5,15	3,18	6,3%	(16,2%)	(10,1%)
Others	25,13	24,36	32,03	62,54	30,14	23,88	(59,8%)	(19,2%)	34,1%
Media Capital	53,55	64,46	49,27	55,24	65,21	52,37	(3,1%)	(1,2%)	(5,9%)
Consolidation Adjustments	5,91	2,78	(1,80)	(0,09)	(0,39)	(0,34)	—	—	—
Education - Publishing	**185,78**	**133,23**	**229,82**	**164,76**	**135,30**	**197,40**	**12,8%**	**(1,6%)**	**16,4%**
Spain & Portugal	6,09	54,29	117,81	16,07	53,22	107,35	(62,1%)	2,0%	9,7%
Latam & USA	179,69	78,94	112,02	148,69	82,08	90,06	20,8%	(3,8%)	24,4%
Radio	**83,42**	**101,63**	**84,43**	**83,38**	**114,08**	**90,13**	**0,0%**	**(10,9%)**	**(6,3%)**
Radio in Spain	56,89	67,19	45,02	56,92	72,90	49,81	(0,1%)	(7,8%)	(9,6%)
International Radio	26,29	31,50	33,13	21,99	31,28	30,27	19,5%	0,7%	9,5%
Music	2,89	4,91	8,19	5,67	10,70	10,72	(49,0%)	(54,1%)	(23,7%)
Consolidation Adjustments	(2,65)	(1,97)	(1,91)	(1,21)	(0,80)	(0,67)	(119,8%)	(146,7%)	(184,1%)
Press	**109,76**	**103,28**	**80,03**	**100,70**	**114,56**	**92,28**	**9,0%**	**(9,8%)**	**(13,3%)**
El Pais	75,53	65,65	50,18	67,05	76,65	54,95	12,6%	(14,3%)	(8,7%)
AS	18,85	20,93	17,66	18,49	21,24	23,85	2,0%	(1,4%)	(26,0%)
Cinco Dias	4,27	4,80	2,80	3,92	4,31	3,03	8,9%	11,4%	(7,7%)
Magazines	8,02	8,43	6,40	8,37	8,53	7,40	(4,2%)	(1,2%)	(13,5%)
Distribution	4,49	4,89	4,76	4,26	5,07	4,44	5,2%	(3,6%)	7,3%
Consolidation Adjustments	(1,41)	(1,42)	(1,77)	(1,40)	(1,23)	(1,41)	(0,5%)	(14,9%)	(25,6%)
Other Revenues	**25,60**	**26,55**	**25,60**	**16,12**	**27,20**	**22,87**	**58,9%**	**(2,4%)**	**11,9%**
Prisa Brand Solutions	6,30	6,07	6,03	2,97	9,21	3,72	112,5%	(34,2%)	62,3%
Others	19,30	20,49	19,57	13,15	17,98	19,15	46,8%	13,9%	2,2%
Consolidation adjustments	**(27,52)**	**(24,37)**	**(29,11)**	**(12,80)**	**(21,81)**	**(25,60)**	**(115,1%)**	**(11,8%)**	**(13,7%)**
TOTAL	**690,93**	**659,84**	**687,76**	**708,33**	**700,84**	**679,08**	**(2,5%)**	**(5,8%)**	**1,3%**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

**Distribution has been consolidated into Press.

VII.II. Advertising

ADVERTISING	2011			2010 PROFORMA*			%Chg.2011/2010 PROFORMA		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**35,32**	**43,87**	**31,89**	**36,47**	**45,95**	**35,03**	**(3,1%)**	**(4,5%)**	**(9,0%)**
Prisa TV	4,20	4,32	2,86	3,96	5,15	3,18	6,3%	(16,2%)	(10,2%)
Media Capital	31,12	39,55	29,03	32,51	40,79	31,85	(4,3%)	(3,0%)	(8,8%)
Radio	**74,13**	**87,67**	**72,08**	**73,45**	**98,49**	**74,13**	**0,9%**	**(11,0%)**	**(2,8%)**
Radio in Spain	49,54	58,37	40,58	51,55	67,10	43,96	(3,9%)	(13,0%)	(7,7%)
International Radio	24,50	29,14	31,54	21,27	30,23	29,39	15,2%	(3,6%)	7,3%
Music	0,12	0,27	0,05	0,64	1,22	0,83	(80,7%)	(78,2%)	(93,5%)
Consolidation adjustments	(0,04)	(0,10)	(0,09)	(0,00)	(0,06)	(0,05)	—	(72,1%)	(100,0%)
Press	**36,36**	**41,72**	**25,53**	**39,74**	**51,11**	**28,79**	**(8,5%)**	**(18,4%)**	**(11,3%)**
El Pais	26,51	30,53	18,47	30,27	37,11	20,15	(12,4%)	(17,7%)	(8,4%)
AS	4,66	5,59	4,04	4,61	7,41	4,75	1,1%	(24,5%)	(15,0%)
Cinco Días	2,31	2,37	1,35	2,23	2,59	1,44	3,5%	(8,7%)	(6,3%)
Magazines	2,98	3,26	1,83	2,87	3,86	2,43	3,7%	(15,7%)	(24,6%)
Consolidation adjustments	(0,10)	(0,02)	(0,15)	(0,24)	0,14	0,01	59,9%	(115,1%)	—
Others	**0,59**	**0,63**	**0,55**	**0,55**	**0,21**	**0,06**	**7,8%**	**—**	**—**
Consolidation adjustments	**(2,39)**	**(2,04)**	**(2,22)**	**(1,70)**	**(1,64)**	**(2,36)**	**(40,6%)**	**(24,4%)**	**5,9%**
TOTAL	144,01	171,86	127,82	148,51	194,12	135,64	(3,0%)	(11,5%)	(5,8%)

*Cuatro figures are consolidated in 2010 as a discontinued operation.

VII.III. Operating expenses

OPERATING EXPENSES	2011**			2010 PROFORMA*			%Chg.2011/2010 PROFORMA*		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**303,55**	**270,19**	**247,54**	**305,69**	**284,66**	**249,09**	**(0,7%)**	**(5,1%)**	**(0,6%)**
Prisa TV	254,16	218,45	201,92	253,78	231,28	200,40	0,1%	(5,5%)	0,8%
Media Capital	49,58	51,84	47,42	52,00	53,78	49,04	(4,7%)	(3,6%)	(3,3%)
Consolidation adjustments	(0,19)	(0,10)	(1,80)	(0,09)	(0,39)	(0,34)	(101,1%)	73,7%	—
Education - Publishing	**135,99**	**137,48**	**173,67**	**117,54**	**132,19**	**147,00**	**15,7%**	**4,0%**	**18,1%**
Spain & Portugal	26,91	43,85	70,76	28,47	43,97	64,64	(5,5%)	(0,3%)	9,5%
Latam & USA	109,07	93,63	102,91	89,07	88,21	82,36	22,5%	6,1%	25,0%
Radio	**73,57**	**85,02**	**83,72**	**70,45**	**83,86**	**78,12**	**4,4%**	**1,4%**	**7,2%**
Radio in Spain	49,31	57,83	52,00	45,02	51,50	43,95	9,5%	12,3%	18,3%
International Radio	23,49	22,99	25,38	20,89	23,94	24,39	12,5%	(4,0%)	4,0%
Music	3,41	6,16	8,26	5,75	9,22	10,45	(40,6%)	(33,1%)	(21,0%)
Consolidation adjustments	(2,65)	(1,97)	(1,91)	(1,21)	(0,80)	(0,67)	(119,5%)	(147,2%)	(184,2%)
Press	**110,30**	**90,30**	**79,28**	**95,68**	**101,07**	**89,45**	**15,3%**	**(10,7%)**	**(11,4%)**
El Pais	78,04	59,69	52,39	62,75	66,47	56,62	24,4%	(10,2%)	(7,5%)
AS	15,86	15,87	14,20	16,84	18,14	18,58	(5,8%)	(12,5%)	(23,5%)
Cinco Dias	4,91	3,86	3,40	4,08	4,12	3,70	20,5%	(6,3%)	(8,2%)
Magazines	8,45	7,30	6,57	8,71	8,23	7,60	(2,9%)	(11,3%)	(13,5%)
Distribution	4,42	4,44	4,75	4,14	4,66	4,44	6,8%	(4,7%)	7,1%
Consolidation adjustments	(1,38)	(0,85)	(2,04)	(0,83)	(0,54)	(1,49)	(66,9%)	(57,8%)	(36,6%)
Other Expenses	**40,90**	**39,14**	**38,88**	**22,24**	**32,50**	**34,93**	**83,9%**	**20,4%**	**11,3%**
Prisa Brand Solutions	6,54	6,26	6,55	2,73	8,69	5,83	140,0%	(28,0%)	12,4%
Others	34,36	32,88	32,33	19,51	23,81	29,10	76,1%	38,1%	11,1%
Consolidation adjustments	**(26,98)**	**(26,41)**	**(28,26)**	**(15,36)**	**(29,66)**	**(19,29)**	**(75,7%)**	**10,9%**	**(46,5%)**
TOTAL	**637,55**	**595,99**	**594,32**	**596,35**	**604,78**	**579,49**	**6,9%**	**(1,5%)**	**2,6%**

*Cuatro figures are consolidated in 2010 as a discontinued operation.

**Distribution has been consolidated into Press

VII.IV. EBITDA

EBITDA	2011**			2010 PROFORMA*			%Chg.2011/2010 PROFORMA		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**34,82**	**74,36**	**76,76**	**78,83**	**73,86**	**79,29**	**(56,7%)**	**0,6%**	**(4,5%)**
% margin	**11,1%**	**23,3%**	**25,5%**	**22,1%**	**22,3%**	**28,2%**			
Prisa TV	21,86	55,83	70,50	72,60	59,31	72,76	(69,9%)	(5,9%)	(3,1%)
% margin	8,6%	22,2%	28,2%	24,1%	22,3%	29,1%			
Media Capital	6,96	15,65	5,25	6,23	14,64	6,53	11,6%	6,9%	(19,6%)
% margin	13,0%	24,3%	10,7%	11,3%	22,4%	12,5%			
Consolidation Adjustments	6,10	2,88	(0,0)	0,00	0,00	(0,0)			
Education - Publishing	**62,81**	**16,23**	**86,51**	**53,79**	**19,44**	**84,88**	**16,8%**	**(21,6%)**	**1,8%**
% margin	**33,8%**	**11,4%**	**37,6%**	**32,6%**	**14,4%**	**43,0%**			
Spain&Portugal	(18,20)	18,23	65,82	(12,54)	16,43	64,58	(45,2%)	11,0%	1,9%
% margin	(298,7%)	33,6%	55,9%	(78,0%)	30,9%	60,2%			
Latam&USA	81,01	(3,00)	20,687	66,33	3,01	20,40	22,1%	(199,9%)	1,4%
% margin	45,1%	(3,8%)	18,5%	44,6%	3,7%	22,7%			
Radio	**14,62**	**22,80**	**5,09**	**16,76**	**34,67**	**16,53**	**(12,8%)**	**(34,2%)**	**(69,2%)**
% margin	**17,5%**	**22,4%**	**6,0%**	**20,1%**	**30,4%**	**18,3%**			
Radio in Spain	10,64	13,57	(4,4)	13,97	23,85	8,42	(23,8%)	(43,1%)	(151,7%)
% margin	18,7%	20,2%	(9,7%)	24,5%	32,7%	16,9%			
International Radio	4,18	10,22	9,39	2,50	8,95	7,42	67,3%	14,2%	26,5%
% margin	15,9%	32,4%	28,3%	11,4%	28,6%	24,5%			
Music	(0,21)	(0,99)	0,049	0,29	1,87	0,692	(170,5%)	(152,8%)	(92,9%)
% margin	(7,1%)	(20,2%)	0,6%	5,1%	17,5%	6,5%			
Press	**2,41**	**16,83**	**3,88**	**7,76**	**17,83**	**6,80**	**(68,9%)**	**(8,7%)**	**(32,6%)**
% margin	**2,2%**	**14,8%**	**5,0%**	**7,7%**	**15,6%**	**6,8%**			
El País	(0,16)	8,26	0,41	6,47	12,45	0,74	(102,5%)	(33,7%)	(45,2%)
% margin	(0,2%)	12,6%	0,8%	9,6%	16,2%	1,4%			
AS	3,32	5,38	3,78	1,84	3,38	5,62	80,6%	59,2%	(32,8%)
% margin	17,6%	25,7%	21,4%	9,9%	15,9%	23,6%			
Cinco Días	(0,56)	1,04	(0,5)	(0,11)	0,26	(0,57)	—	—	8,8%
% margin	(13,1%)	21,8%	(18,5%)	(2,7%)	6,0%	(18,7%)			
Magazines	(0,38)	1,224	(0,12)	(0,27)	0,42	(0,12)	(39,8%)	193,5%	(0,0%)
% margin	(4,8%)	14,5%	(1,8%)	(3,3%)	4,9%	(1,6%)			
Distribution	0,21	0,59	0,15	0,30	0,55	0,13	(30,0%)	7,3%	16,2%
% margin	4,7%	12,1%	3,2%	7,1%	10,8%	3,0%			
Others	**(14,32)**	**(8,56)**	**(11,83)**	**(2,37)**	**3,23**	**(16,12)**	**—**	**—**	**26,6%**
Prisa Brand Solutions	(0,10)	(0,06)	(0,38)	0,33	0,77	(1,73)	(132,0%)	(107,4%)	78,2%
% margin	(1,7%)	(0,9%)	(6,2%)	11,0%	8,4%	(46,6%)			
Others	(14,22)	(8,50)	(11,46)	(2,69)	2,46	(14,4)	—	—	20,4%
TOTAL	100,43	118,78	169,48	154,75	148,82	170,58	(35,1%)	(18,8%)	(8,5%)
% margin	14,5%	18,2%	23,2%	21,8%	21,3%	25,1%			

*Cuatro figures are consolidated in 2010 as a discontinued operation.

**Distribution has been consolidated into Press.

VII.V. EBIT

EBIT	2011**			2010 PROFORMA*			%Chg.2011/2010 PROFORMA		
€ Million	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Audiovisual	**10,11**	**48,05**	**49,86**	**50,38**	**46,48**	**63,21**	**(79,9%)**	**5,6%**	**(8,1%)**
% margin	**3,2%**	**15,4%**	**18,8%**	**14,1%**	**14,0%**	**17,8%**			
Prisa TV	0,05	33,55	48,10	47,13	35,04	49,88	(99,9%)	(4,3%)	(3,6%)
% margin	0,0%	13,3%	19,2%	15,7%	13,2%	19,9%			
Media Capital	3,97	12,62	1,85	3,25	11,43	3,33	22,4%	10,4%	(44,5%)
% margin	7,4%	19,6%	3,7%	5,9%	17,5%	6,4%			
Consolidation Adjustments	6,10	2,88	(0,0)	0,00	0,00	0,00			
Education - Publishing	**49,80**	**(4,25)**	**58,15**	**47,22**	**3,12**	**50,41**	**5,5%**	**—**	**11,4%**
% margin	**26,8%**	**(3,2%)**	**24,4%**	**28,7%**	**2,3%**	**25,5%**			
Spain&Portugal	(20,82)	10,44	47,05	(12,40)	9,25	42,71	(68,0%)	12,9%	10,2%
% margin	(341,6%)	19,2%	39,9%	(77,1%)	17,4%	39,8%			
Latam&USA	70,62	(14,69)	9,11	59,62	(6,13)	7,70	18,5%	(139,6%)	18,2%
% margin	39,3%	(18,6%)	8,1%	40,1%	(7,5%)	8,6%			
Radio	**9,86**	**16,62**	**0,71**	**12,83**	**30,23**	**12,01**	**(23,8%)**	**(45,0%)**	**(94,1%)**
% margin	**11,8%**	**16,3%**	**0,8%**	**16,5%**	**26,5%**	**13,3%**			
Radio in Spain	7,58	9,36	(6,98)	11,90	21,40	5,86	(36,3%)	(56,3%)	—
% margin	13,3%	13,9%	(15,5%)	20,9%	29,4%	11,8%			
International Radio	2,79	8,51	7,76	1,11	7,34	5,88	151,5%	16,0%	32,0%
% margin	10,6%	27,0%	23,4%	5,0%	23,5%	19,4%			
Music	(0,52)	(1,26)	(0,07)	(0,08)	1,49	0,27	—	—	—
% margin	(18,0%)	(25,6%)	(0,8%)	(1,3%)	13,9%	2,5%			
Press	**(0,54)**	**12,88**	**0,76**	**5,02**	**13,49**	**2,81**	**(110,8%)**	**(3,8%)**	**(73,1%)**
% margin	**(0,8%)**	**12,1%**	**0,9%**	**6,1%**	**11,8%**	**3,2%**			
El Pais	(2,51)	5,97	(2,21)	4,30	10,18	(1,68)	(158,2%)	(41,4%)	(31,7%)
% margin	(3,3%)	9,1%	(4,4%)	6,4%	13,3%	(3,1%)			
AS	2,99	5,07	3,46	1,65	3,11	5,27	81,4%	63,3%	(34,5%)
% margin	15,8%	24,2%	19,6%	8,9%	14,6%	22,1%			
Cinco Dias	(0,64)	0,94	(0,60)	(0,15)	0,19	(0,67)	—	—	10,6%
% margin	(14,9%)	19,5%	(21,4%)	(3,8%)	4,3%	(22,1%)			
Magazines	(0,43)	1,13	(0,17)	(0,34)	0,30	(0,20)	(29,2%)	—	13,9%
% margin	(5,4%)	13,4%	(2,7%)	(4,0%)	3,5%	(2,7%)			
Distribution	0,07	0,45	0,01	0,13	0,41	0,00	(45,0%)	8,5%	—
% margin	1,5%	9,2%	0,2%	3,0%	8,2%	0,0%			
Others	**(15,84)**	**(10,54)**	**(14,1)**	**(3,57)**	**2,55**	**(18,79)**	**—**	**—**	**24,8%**
Prisa Brand Solutions	(0,24)	(0,20)	(0,52)	0,24	0,52	(2,11)	—	(137,6%)	75,5%
% margin	(3,8%)	(3,2%)	(8,6%)	8,1%	5,6%	(56,8%)			
Others	(15,60)	(10,34)	(13,61)	(3,81)	2,03	(16,68)	—	—	18,4%
TOTAL	53,38	83,85	83,43	111,88	95,88	88,85	(52,3%)	(33,4%)	(6,2%)
% margin	7,7%	9,7%	13,8%	15,8%	13,7%	14,7%			

*Cuatro figures are consolidated in 2010 as a discontinued operation.
**Distribution has been consolidated into Press.

Appendix VIII. OTHER SIGNIFICANT EVENTS

1) Prisa signed an agreement with PortQuay West I B.V., a company controlled by Miguel Paes do Amaral, for the **sale of 10% of Media Capital** for 34.99 million euros (4.14 euros per share), 70% of that sum having been paid and the other 30% to be paid at a later date. Miguel Paes can increase his stake in the company by an additional 19.69% at the same price within one year. If this option is not exercised, Prisa has the right to recover the currently sold shares.

2) Canal+ acquired the broadcast rights to the **UEFA Champions League** and **UEFA Super Cup** for three seasons starting in August 2012.

3) In the first half of 2011, as a result of the partial implementation of **the monetary capital increase**, Prisa increased its capital with 882,520 shares of class A common stock, corresponding to the first six Prisa warrant exercise periods (exercise of 882,520 warrants at a price of 2 euros per share).

   Also in H1 2011, **conversion rights** were exercised to convert a total of 4,972,440 class B shares into an equal number of class A shares.

4) Prisa has paid a gross dividend of 0.014863 euros per non-voting convertible class B share corresponding to 2010 earnings. This gross total comes from a pro-rata of the minimum annual dividend (€0.175), bearing in mind the issue date of these shares (Dec 1, 2010). The corresponding taxes have been deducted from the dividend total and the payment has been made on September 29, 2011 to all holders of class B shares at close of session on September 28, 2011.

5) **The No. 36 First Instance Court of Madrid** submitted in June, 2010 the temporary execution of the sentence passed in March this year, currently pending appeal before the Provincial Courts of Madrid, obliging Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and expenses of the process and to deliver the rights of football clubs in the First and Second division of the Spanish League to AVS.

   Following the declaration of insolvency and bankruptcy proceedings by Mediapro, which suspended the execution of the aforementioned Judgement, AVS has called in insolvency proceedings the restitution of audiovisual rights for football clubs. Insolvency administrators rejected the request. The petition was re-presented to the Judge in charge of the process, who also rejected the request. AVS has lodged a notice of appeal which is pending resolution before the Provincial Courts of Barcelona. Simultaneously, AVS has subsidiarily reported the pecuniary equivalent credit of the refund in the amount of 122 million euros which the insolvency administrators have recognized so far with contingent character. The Court has rejected AVS petition of considering them as ordinary being pending the resolution by the

   Finally, the total amount of credits that the insolvency administrators have recognized to AVS stands at over 330 million euros (97.3 as ordinary credit, 7.6 as a subordinate and 225 as contingent loans - which includes, as well as the aforementioned 122 million, the total corresponding to the very claim that resulted in the sentence, for the period of February 2008 to June 2009). This recognition is not firm, because there are several unresolved bankruptcy incidents on the credit rating, which AVS claims as ordinary in front of the Provincial Court of Barcelona, once the Court has initially rejected AVS petition.

Appendix IX. STRUCTURE OF THE GROUP

The Prisa Group's business activities are organized into the following groupings: **Audiovisual**, **Education- Publishing**, **Radio** and **Press.** Its **Digital** activity operates across all of these areas and supports this structure:

Audiovisual	Education	Radio	Press
- Prisa TV - Media Capital*	- Education - General Publishing	- Radio in Spain - International Radio - Gran Vía Musical	- El País - As - Cinco Días - Magazines - Distribution

As of 3Q 2011, the Distribution business is included in the Press division. In In addition, the Group has other business activities such as Ad Sales and Printing (Dédalo).

* Media Capital is included in the Audiovisual division because, although it includes other activities, most of its revenue comes from TVI (free-to-air television) and Plural (audiovisual production).

Appendix X. Pro forma reconciliation between EBITDA and EBIT for the first nine months of 2011 and 2010.

EBITDA as presented herein is an additional measurement of earnings that is not required by IFRS and is not presented in accordance with those standards. For that reason, below is a reconciliation between the EBITDA and the EBIT as required by IFRS:

(Thousands of euros) — JANUARY-SEPTEMBER

GRUPO PRISA	2011	2010
Adjusted EBITDA	**379.694**	**474.258**
Depreciation and amortization charge	(127.114)	(125.235)
Variation in operating allowances	(39.083)	(36.015)
Impairment losses of assets	(2.836)	(4.343)
Impairment losses of goodwill	0	(1.177)
Profit from operations	**210.661**	**307.488**

AUDIOVISUAL	2011	2010
Adjusted EBITDA	**185.032**	**232.067**
Depreciation and amortization charge	(70.468)	(73.952)
Variation in operating allowances	(5.452)	(7.810)
Impairment losses of assets	0	(243)
Impairment losses of goodwill	0	0
Profit from operations	**109.112**	**150.062**

Prisa TV	2011	2010
Adjusted EBITDA	**148.191**	**204.663**
Depreciation and amortization charge	(61.678)	(64.898)
Variation in operating allowances	(4.819)	(7.467)
Impairment losses of assets	0	(243)
Impairment losses of goodwill	0	0
Profit from operations	**81.694**	**132.055**

Media Capital	2011	2010
Adjusted EBITDA	**27.864**	**27.404**
Depreciation and amortization charge	(8.790)	(9.054)
Variation in operating allowances	(633)	(343)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**18.441**	**18.007**

Other	2011	2010
Adjusted EBITDA	**8.977**	**0**
Depreciation and amortization charge	0	0
Variation in operating allowances	0	0
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**8.977**	**0**

(Thousands of euros)	JANUARY-SEPTEMBER	
EDUCATION	**2011**	**2010**
Adjusted EBITDA	**164.548**	**158.201**
Depreciation and amortization charge	(33.277)	(30.394)
Variation in operating allowances	(26.740)	(23.295)
Impairment losses of assets	(2.834)	(3.768)
Impairment losses of goodwill	0	0
Profit from operations	**101.697**	**100.744**

RADIO	2011	2010
Adjusted EBITDA	**42.507**	**67.965**
Depreciation and amortization charge	(11.142)	(10.544)
Variation in operating allowances	(4.195)	(2.250)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**27.169**	**55.171**

Radio in Spain	2011	2010
Adjusted EBITDA	**19.860**	**46.238**
Depreciation and amortization charge	(6.992)	(5.758)
Variation in operating allowances	(2.918)	(1.317)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**9.950**	**39.163**

International Radio	2011	2010
Adjusted EBITDA	**23.792**	**18.869**
Depreciation and amortization charge	(3.449)	(3.625)
Variation in operating allowances	(1.280)	(919)
Impairment losses of assets	(1)	0
Impairment losses of goodwill	0	0
Profit from operations	**19.062**	**14.325**

Other	2011	2010
Adjusted EBITDA	**(1.145)**	**2.858**
Depreciation and amortization charge	(701)	(1.161)
Variation in operating allowances	3	(14)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(1.843)**	**1.683**

(Thousands of euros) — JANUARY-SEPTEMBER

PRESS	2011	2010
Adjusted EBITDA	**22.315**	**31.281**
Depreciation and amortization charge	(7.334)	(7.349)
Variation in operating allowances	(1.794)	(1.265)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	(1.351)
Profit from operations	**13.187**	**21.316**

El País	2011	2010
Adjusted EBITDA	**8.503**	**19.658**
Depreciation and amortization charge	(6.182)	(6.335)
Variation in operating allowances	(1.069)	(513)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**1.252**	**12.810**

AS	2011	2010
Adjusted EBITDA	**12.476**	**10.839**
Depreciation and amortization charge	(467)	(290)
Variation in operating allowances	(496)	(524)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**11.513**	**10.025**

Cinco Días	2011	2010
Adjusted EBITDA	**(33)**	**(417)**
Depreciation and amortization charge	(216)	(169)
Variation in operating allowances	(51)	(48)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**(300)**	**(634)**

Distribution	2011	2010
Adjusted EBITDA	**951**	**983**
Depreciation and amortization charge	(333)	(350)
Variation in operating allowances	(90)	(90)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	0
Profit from operations	**528**	**543**

Other	2011	2010
Adjusted EBITDA	**418**	**218**
Depreciation and amortization charge	(136)	(205)
Variation in operating allowances	(88)	(90)
Impairment losses of assets	0	0
Impairment losses of goodwill	0	(1.351)
Profit from operations	**194**	**(1.428)**

OTHER	2011	2010
Adjusted EBITDA	**(34.708)**	**(15.256)**
Depreciation and amortization charge	(4.893)	(2.996)
Variation in operating allowances	(902)	(1.395)
Impairment losses of assets	(1)	(332)
Impairment losses of goodwill	0	174
Profit from operations	**(40.504)**	**(19.805)**

Disclaimer

In addition to figures prepared in accordance with IFRS, PRISA presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt, among others. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. For further information relevant to the interpretation of these terms, please refer to the "Reconciliation Section" of this document.

This document may contain "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about the financial conditions, results of operations, earnings outlook and prospects of the Company. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated.

These forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in our filings with the Securities and Exchange Commission under "Risk Factors".

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

PRISA

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market ([*"Ley del Mercado de Valores"*).

I. Exercise of Warrants

Following the Relevant Information dated October 3rd 2011, with registration CNMV No. 150867, PRISA informs that on October 7th have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System ("*Sistema de Interconexión Bursátil*") and effective date October 10th, 954 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrants, approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

II. Class B shares conversion into Class A shares

Following the Relevant Information dated October 3rd 2011, with registration CNMV No. 150867, PRISA informs that on October 7th have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System ("*Sistema de Interconexión Bursátil*") and effective date October 10th, 4,958,400 new Class A common shares coming from the exercise of the conversion right of Class B non-voting shares issued by PRISA in connection with the capital increase by non-cash contribution, approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

Madrid, October 7th, 2011